

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

James A. Burke
President and Chief Financial Officer
Vistra Corp.
6555 Sierra Drive
Irving, TX 75039

Re: Vistra Corp.
Form 8-K
Exhibit Nos. 4.2, 10.1
Filed October 16, 2020
File No. 001-38086

Dear Mr. Burke:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance